Exhibit 99.1

TeliaSonera: Invitation to TeliaSonera's Analyst Conference Call for the Interim Report January - June 2007, on July 27, 2007

    STOCKHOLM, Sweden--(BUSINESS WIRE)--July 19, 2007--Regulatory News:

    Invitation July 19, 2007

    TeliaSonera's (NASDAQ:TLSN) (STO:TLSN) (LSE:TEE) (HEX:TLS1V) Interim Report January - June 2007 will be announced on Friday July 27, 2007, at around 7:30 (CET).

    Mr Kim Ignatius, acting President and CEO of TeliaSonera, will be holding a conference call later that day to review the results. You are cordially invited to participate in this conference call.

    Date: July 27, 2007 Time: 13:00 (CET)

    Slide presentation

    A slide presentation will be available on July 27 on TeliaSonera's web site: http://www.teliasonera.com/ir

    Dial-in information

    To ensure that you are connected to the conference call, please dial in a few minutes before the start of the conference call.

    Dial-in number:  (0)20 7162 0025

    Participants should quote: TeliaSonera

    You can also listen to the conference live on our web site:

    Replay number until August 3, 2007:  (0)20 7031 4064

    Access code: 756176

    See also the separate invitation to the press conference at 10:00 (CET) the same day where you have the possibility to listen in and attend the Q&A session via a conference call.

    Best regards,

    Martti Yrjo-Koskinen, Head of Investor Relations, TeliaSonera AB
Phone:  8 504 551 13

    This information was brought to you by Cision
http://newsroom.cision.com

    CONTACT: TeliaSonera's Press office, (0)8-713 58 30